Blue Sphere Corporation 8-K

Exhibit 17.1

February 20, 2018

Josh Shoham, Chairman of the Board

Shlomi Palas, Chief Executive Officer

Blue Sphere

Resignation from the Board of Directors

Dear Josh and Shlomi,

I would like to notify you that I am resigning from the company’s board of directors effective immediately. I do not share the management team’s perspective on the strategic direction the company is about to take and I believe these differences will prevent me from serving effectively in my role as director.

I wish you and the company the best success and hope BlueSphere will fulfill its full potential under your guidance.

/s/ Lyron L. Bentovim

Lyron L. Bentovim